FORM U-12(I)-B (THREE-YEAR STATEMENT)

                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.

                        Three-Year Period Ending 2005

                    FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

               (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.   Name and business address of person filing statement.

     Donna M. Gamache, Director - Governmental Affairs
     Public Service Company of New Hampshire
     1000 Elm Street, Manchester, New Hampshire 03101

2. Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Public Service Company of New Hampshire (PSNH), a subsidiary of Northeast Utilities. PSNH is an electric utility and provides retail and wholesale electric services in the State of New Hampshire.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     The undersigned is Director-Governmental Affairs of Public Service Company of New Hampshire. She will represent PSNH and Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

         Name of Recipient   Salary or other Compensation                Person or company
                                                                         from whom received
                             to be received      or to be received
                             (a)                        (b)
         Donna M. Gamache    To be included      To be included          Public Service
                             in supplemental     in supplemental         Service Company of
                             statement.          statement.              New Hampshire

     (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:  $  None
                                                              ---------
     (b)  Itemized list of all other expenses:   No other expenses.


Date:  January 30, 2002               (Signed) /s/ Donna M. Gamache
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